Prospectus Supplement dated April 27, 2004	Rule No. 424(b)(2)
(To Prospectus dated May 10, 2002)	File No. 333-78127

Philadelphia Consolidated Holding Corp.
Common Stock, No Par Value

     The Board of Directors of Philadelphia Consolidated Holding Corp. has established an offering period under the Philadelphia Insurance Companies Stock Purchase Plan for Preferred Agents (as Amended and Restated, Effective as of May 1, 2002) commencing on April 27, 2004 and ending on May 26, 2004 during which its eligible preferred agents may purchase shares of the common stock of Philadelphia Consolidated Holding Corp. under the plan. In accordance with the terms of the plan, the purchase price for shares of common stock purchased during this offering period will be the lower of (a) $48.00; and (b) 85% of the market value of the common stock on May 26, 2004.

     In order to participate in the offering period, eligible preferred agents must complete a subscription agreement and return it to: Mr. Craig P. Keller, Philadelphia Insurance Companies, One Bala Plaza, Suite 100, Bala Cynwyd, PA 19004 (Fax # 610-617-5875) on or before May 26, 2004.

     An offer can be made only by the prospectus dated May 10, 2002, in conjunction with this prospectus supplement dated April 27, 2004.

     Investing in the common stock involves risks which are described in the “Risk Factors” section of the prospectus beginning on page 6 of the prospectus.

     Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.